# SEC Schedule 13G/A (Amendment No. 26) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CGI INC., CIK 0001061574
CUSIP: 12532H104
Title of class of securities: Class A Subordinate Voting Shares
Address of issuer's principal executive offices: 1350 Rene-Levesque Blvd., 25th Floor, Montreal, Quebec Canada (A8), H3G 1T4
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-007531
Filed by CIK 1093199

## Reporting persons
- Serge Godin: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 24,356,280; shared voting power 0; sole dispositive power 24,356,280; shared dispositive power 0; aggregate amount beneficially owned 24,356,280 (10.7% of the class)
  Comment: * Performance Share Units (PSUs) that were granted to Mr. Godin as part of his compensation as an officer of the issuer in respect of the fiscal years 2022, 2023, 2024 and 2025 are not included, as they remain subject to performance and/or time vesting conditions, none of which will be determined within 60 days of December 31, 2024.

## Item 1. Issuer
Name of issuer: CGI INC.
Address of issuer's principal executive offices: 1350 Rene-Levesque Blvd., 25th Floor, Montreal, Quebec H3G 1T4

## Item 2. Person Filing
Name of person filing: Serge Godin. The shares reported include shares owned by Distinction Capital Inc., of which Mr. Godin is the controlling shareholder and sole director.
Address of principal business office or, if none, residence: c/o CGI Inc., 1350 Rene-Levesque Blvd., 25th Floor, Montreal, Quebec H3G 1T4
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Consists of 24,356,280 Class A Subordinate Voting Shares (including 24,122,758 Class A Subordinate Voting Shares issuable upon conversion of 24,122,758 of the issuer's Class B Shares (multiple voting - 10 votes per Class B share).*
Percent of class: 10.7
Sole power to vote or to direct the vote: 24,356,280*
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 24,356,280*
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Serge Godin: /s/ Serge Godin, Serge Godin (02/14/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.